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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2003

Commission File Number: 000-29574

ALTAREX CORP.
(Exact name of registrant as specified in its charter)

1601 TRAPELO ROAD, SUITE 350
WALTHAM, MA, USA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F       X        Form 40-F
            --------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ----------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No      X
     --------           --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    ----------

On April 9, 2003, AltaRex Corp. (the "Company") announced its financial results for the Fourth Quarter and Year Ended December 31, 2002. The full text of the press release issued in connection with the announcement is attached as Exhibit
99.1 to this report on Form 6-K and is incorporated herein by reference.

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                                INDEX TO EXHIBITS

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
EXHIBIT NO.             DESCRIPTION
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
99.1                    Press Release Regarding Financial Results for the Fourth
                        Quarter and Year Ended December 31, 2002, dated April 9,
                        2003.
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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ALTAREX CORP.

                                              By:  /s/ Richard E. Bagley
                                                   ---------------------

                                              Name:    Richard E. Bagley

                                              Title:   President and
                                                       Chief Executive Officer

                                              Date:    April 9, 2003